[DAVID M. BOVI, P.A. LETTERHEAD]



                        September 7, 2007


U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549-7010

Attn:  Ms. Pamela Long
       Mr. Errol Sanderson

VIA:   EDGAR AND FEDERAL EXPRESS

Re:    Third-Order Nanotechnologies, Inc.
       Amendment No. 2 to Registration Statement on Form 10-SB
       SEC File No. 0-52567

Dear Ms. Long and Mr. Sanderson:

    On behalf of Third-Order Nanotechnologies, Inc., enclosed please find:

A. Responses to each comment contained in your letter of August 6, 2007 regarding Third-Order Nanotechnologies, Inc. (the "Company").
B. Two copies of Amendment No. 2 to the Company's Registration Statement on Form 10-SB filed on April 13, 2007, as amended on July 19, 2007. (Hard copies via Federal Express)
C. Two copies of Amendment No. 2 to the Company's Registration Statement on Form 10-SB marked to show changes, except that the Company's financial statements were replaced in their entirety. (Hard copies via Federal Express)
D. Third-Order Nanotechnologies, Inc. Acknowledgment Letter dated September 6, 2007.

General
-------

1. We note your disclosure that you engaged in the 2004 reverse acquisition in order to become a publicly-traded corporation. However, we were unable to locate any filing history under your current name or your predecessor name that appears to be related to you. Further, if you became a publicly traded company in 2004, it is unclear why you are registering your common stock on this Form 10-SB at this time. Please revise your disclosure to clarify.


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Response:  We revised accordingly. Please see page 3. Prior to the
           Company filing its registration statement on Form 10-SB, the Company was a non-reporting company that was publicly traded on the OTC: Pink Sheets.

Financial Statements
--------------------

2.  Please update your financial statements to comply with Item
    310(g) of Regulation S-B, as applicable.

Response:  We updated our financial statements accordingly.

Financial Statements - March 31, 2007
-------------------------------------

Balance Sheet, page 1
---------------------

3. We note that you purchased intangible assets of $100,480 in the three month period ended March 31, 2007. Please disclose the components of your intangible assets. Please also provide disclosures related to your intangible assets in accordance with paragraph 45 of SFAS 142.

Response: We revised the financial statements accordingly.

Financial Statements - December 31, 2006
----------------------------------------

Statement of Stockholders' Equity, page 5
-----------------------------------------

4. We have read your response to comment 22 from our letter dated May 9, 2007. Please revise your statement of stockholders' equity to include the disclosures required by paragraph 11(d)(1)-
    (3) of SFAS 7. SFAS 7 requires that for each issuance, your statement of stockholders' equity should include the date and number of shares of stock, warrants, rights or other equity securities issues, the per share dollar amounts assigned to the consideration received and the nature of the consideration received. Also, where your current description of the consideration received is "for deferred charges," please revise to describe the nature of the consideration received, such as "for services" or "for future services."

Response: Pursuant to our conference call with Ernest Green and Scott
          Watkinson, we revised the financial statements accordingly.

5. On page 8, you indicate that on January 1, 2006, you adopted SFAS 123R using the modified prospective method of transition. Please tell us how you determined that it was appropriate to include deferred expense in your statement of changes in stockholders' equity. Otherwise, please revise your statement of changes in stockholders' equity to eliminate any unearned or deferred compensation against the appropriate accounts as required by paragraph 74 of SFAS 123R.


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Response: We reversed the entry and revised the financial statements accordingly.

6.   --

Response: It appears that comment 6 is part of comment 5 but it was separated as a result of a word processing error.

Note 4 - Deferred Charges, page 12
----------------------------------

7. We have reviewed your response to comment 25 from our letter dated May 9, 2007. Please file the consulting agreements related to deferred charges and the associated share-based compensation agreements as exhibits to your Form 10-SB.

Response: We revised accordingly. All such agreements are attached as exhibits 99.1 thru 99.8 to the Form 10-SB.


    Also, please be advised that we updated our patent discussion on page 7, our Management's Discussion and Analysis beginning on page 40, Our Security Ownership of Management table on page 47, and Legal proceedings on page 56.

Sincerely,

/s/David M. Bovi

enc.


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